[Targeted NGS Methylation -](#) Quantitative DNA methylation analysis. Novel





Ben Jungwirth · 3rd

Co-Founder | CMO at Cycle

Victoria, British Columbia, Canada ·

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311 connections

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 **Cycle**

 **University of Victoria**

Experience

Co-Founder
Cycle · Permanent Full-time
Nov 2020 – Present · 10 mos

Co-Founder
Garage Studios Inc
Oct 2018 – Feb 2021 · 2 yrs 5 mos

Co-Founder
Above and Below Clothing
Jan 2017 – Nov 2020 · 3 yrs 11 mos
Victoria, BC

Education



University of Victoria
Bachelor's degree, Business/Commerce, Entrepreneurship
2016 – 2021

Interests



Cycle
6 followers



Hustl Glasses
13 followers



Garage Studios Inc
25 followers



Tesla
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University of Victoria
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SpaceX
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